SUPPLEMENT NO. 4
DATED MAY 27, 2010
TO THE PROSPECTUS DATED OCTOBER 15, 2009
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This document supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated October 15, 2009, as supplemented by supplements no. 1 dated December 9, 2009,  no. 2 dated March 3, 2010 and no. 3 dated April 20, 2010.  Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•	The status of our initial public offering;
•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended March 31, 2010; and
•	our unaudited financial statements and the notes thereto as of and for the three months ended March 31, 2010.

Status of our Initial Public Offering

We initiated our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under a distribution reinvestment plan at an initial price of $9.50 per share.  As of May 20, 2010, we had received gross offering proceeds of approximately $2.52 million, which is sufficient to satisfy the minimum offering amount in all states where we are conducting this offering.  The Company currently accepts stockholders residing in 48 of the 50 states and in the jurisdiction of Washington, D.C. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania. Solicitations will not be made to, nor subscriptions accepted from residents of Ohio until after the company has accepted subscriptions totaling at least $50 million.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Bluerock Enhanced Multifamily Trust, Inc., and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Bluerock Enhanced Multifamily Trust, Inc., a Maryland corporation, and, as required by context, Bluerock Enhanced Multifamily Holdings, L.P. , a Delaware limited partnership, which we refer to as our “operating partnership,” and to their subsidiaries.

Forward-Looking Statements

Certain statements included in this supplement are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Bluerock Enhanced Multifamily Trust, Inc., and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	Our officers and non-independent directors have substantial conflicts of interest because they also are officers and owners of our advisor and its affiliates, including our sponsors.

•
We will rely on our advisor, an affiliate of our officers and non-independent directors, to manage our business and select and manage investments. Our advisor is a newly formed entity. The success of our business will depend on the success of our advisor in performing these duties.

•	To the extent we sell substantially less than the maximum number of shares in this offering, we may not have sufficient funds, after the payment of offering and related expenses, to acquire a diverse portfolio of properties.

•	We may fail to qualify as a REIT for federal income tax purposes. We would then be subject to corporate level taxation and we would not be required to pay any distributions to our stockholders.

•
We anticipate that we will invest in multifamily development projects. These investments involve risks beyond those presented by stabilized, income-producing properties. These risks may diminish the return to our stockholders.

•
We anticipate that we will invest in subordinated and bridge loans originated for multifamily acquisitions and for multifamily development projects. Subordinated and bridge loans involve greater risk of loss than senior secured loans because such investments may be partially or entirely lost as a result of foreclosure by the senior lender.

•
Other programs owned or advised by our officers and non-independent directors or their affiliates may compete with us for the time and attention of these executives, and our officers and non-independent directors will experience conflicts of interest in allocating investment opportunities among other affiliated entities and us..

•
To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective, may reduce the overall returns on your investment and may expose us to the credit risk of counterparties

All forward-looking statements should be read in light of the factors identified in the “Risk Factors” section of our Registration Statement on Form S-11 (File No. 333-153135) filed with the SEC, as the same may be amended and supplemented from time to time.

Overview

We are a recently formed Maryland corporation that intends to qualify as a REIT beginning with the taxable year in which the Company satisfies the minimum offering requirements, which we expect will be with the taxable year ended December 31, 2010.

Subscription proceeds will be released to us after the minimum offering is achieved and will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees and expenses. We will experience a relative increase in liquidity as we receive additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our assets.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Results of Operations

Three months ended March 31, 2010

Our results of operations as of March 31, 2010 are not indicative of those expected in future periods as we were in our organizational and development stage and had not commenced business operations until the purchase of our first asset on December 3, 2009.  As of March 31, 2010 we had not yet broken escrow with respect to our ongoing Initial Public Offering.  Through related party loan transactions, as of March 31, 2010, we had acquired ownership interests in two joint ventures as detailed in the above Note 4 (Investments in Real Estate.)  In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

The SEC declared the registration statement for our best efforts initial public offering effective on October 15, 2009, and we retained Select Capital Corporation to serve as our dealer manager for the offering.  Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the apartment housing industry and real estate generally, which may be reasonably anticipated to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of our assets.

Our organization and offering costs are initially being paid by our advisor, the dealer manager and their affiliates on our behalf. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with our initial public offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by us (including the travel, meal and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the dealer manager for travel, meals, lodging and attendance fees incurred by employees of the dealer manager to attend retail seminars conducted by broker-dealers. Our advisor and its affiliates have incurred on our behalf organization and offering costs of approximately $3,370,000 through March 31, 2010. These costs are not recorded in our consolidated financial statements because such costs are not a liability to us until we sell the minimum number of shares, and such costs will only become a liability to us to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering.

We account for our acquisitions of property in accordance with the provisions of the Consolidation Topic of the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”.)  The Company consolidates the joint ventures because we have a controlling financial interest in the joint ventures.

Rental revenue was approximately $953,260 and includes net base rent and tenant reimbursements.

Property operating expenses were approximately $283,492.

Property taxes and insurance were approximately $114,413.

Management fees were approximately $67,033 and include the property management fee and the asset management fee paid to our advisor.

General and administrative expenses were approximately $26,809.

Depreciation and amortization totaled approximately $491,325 and were composed of depreciation of the Springhouse property and amortization of loan financing costs associated with the Springhouse and Creekside acquisitions.

Interest expense was approximately $386,959 and was related to mortgage and affiliate loans for our property acquisitions.

Loss allocated to minority interests was approximately $210,532 and represents the 62.5% pro-rata share of the consolidated loss from the Springhouse joint venture and 77.3% of the income from the Creekside joint venture.

Liquidity and Capital Resources

We are offering a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers.  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share.

Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans or securities we acquire, and construction and development costs and the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our public offering. We intend to acquire our assets with cash and mortgage or other debt, but we may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest in our operating partnership. Due to the delay between the sale of our shares and our acquisitions, there may be a delay in the benefits to our stockholders, if any, of returns generated from our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, continuing debt service obligations and the payment of distributions. However, our ability to finance our operations is subject to several uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell real estate investments is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, our policy will be to pay distributions from cash flow from operations. However, some or all of our distributions may be paid from other sources, such as from borrowings, advances from our advisor, our advisor’s deferral of its fees and expense reimbursements or the proceeds of our public offering.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of the cost of our assets unless a majority of our independent directors approves the borrowing. Our charter also requires that we disclose the justification for any borrowings in excess of the 75% leverage guideline in the next quarterly report. Our independent directors approved the borrowing of approximately $4.6 million to purchase the Springhouse and Creekside properties resulting in a leverage ratio in excess of the 75% guideline. The independent directors determined that the excess leverage was justified for the following reasons:

 • the loans enabled us to purchase the property and earn rental income more quickly;

 • the property acquisition is likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital;

 • the loans are non-recourse to the Company;

 • the prospectus for our initial public offering disclosed the likelihood that we would exceed the charter’s leverage guidelines during the early stages of the offering.

Distributions

We have not paid any distributions as of March 31, 2010. We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

Funds From Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and funds from operations. Funds from operations is not equivalent to our net operating income or loss as determined under GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds From Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT such as our company.

We define FFO, a non-GAAP measure, consistent with the NAREIT’s definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joints ventures will be calculated to reflect FFO on the same basis.

We consider FFO to be an appropriate supplemental measure of a REIT’s operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence real estate operations. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation

We have to make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings                                                                  25-40 years
Building improvements                                          10-25 years
Land improvements                                                20-25 years
Tenant improvements                                           Shorter of lease term or expected useful life
Tenant origination and absorption costs            Remaining term of related lease

Real Estate Purchase Price Allocation

Real estate, consisting of land, buildings and improvements, is recorded at cost.  The Company allocates the cost of an acquisition to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with the Consolidation Topic of the FASB ASC.

We will record above-market and below-market in-place leases values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.  We will amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease.  Upon termination of a lease, the unamortized portion of the above-market or below-market lease intangible associated with the vacating tenant’s lease would be charged to rental income in that period.
Real Estate Loans Receivable

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, we would record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of our real estate loans receivable and an overstatement of our net income.

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such commencing with the taxable year in which the Company satisfies the minimum offering requirements.  The Company expects to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Subsequent Events

On April 9, 2010, through a wholly owned subsidiary, the Company completed an investment in a joint venture along with BEMT Co-Investor, BEMT Co-Investor II, both of which are affiliates of the Company’s sponsor, and Bell Partners, Inc. (“Bell”), an unaffiliated entity, to acquire a 258-unit multifamily community known as The Apartments at Meadowmont (the “Meadowmont Property”), located in Chapel Hill, North Carolina from Meadowmont Apartments Associates, LLC, an unaffiliated entity.  BEMT Meadowmont, LLC (“BEMT Meadowmont”), a wholly owned subsidiary of our operating partnership will have a 25% indirect equity interest in the Meadowmont property.  Our equity capital investment in BEMT Meadowmont will be funded by an up to $2.6 million related party loan from BEMT Co-Investor II. The related party loan will have a six-month term with an interest rate of 30-day LIBOR plus 5.00% subject to a 7% floor. The aggregate purchase price for the Meadowmont property is approximately $37 million, plus closing costs funded with approximately $9.65 million of gross equity from the joint venture entity and a $28.5 million senior mortgage loan made to the joint venture by CW Capital LLC to be subsequently sold to the Federal Home Loan Mortgage Corporation.  The loan has a ten year term with a 5.5% interest rate.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2010 (Unaudited)	December 31, 2009

ASSETS
Real Estate:
Land	$7,966,000	$5,616,000
Buildings and improvements	35,576,384	23,634,000
Total real estate, cost	43,542,384	29,250,000
Less accumulated depreciation and amortization	(631,748)	(157,937)
Total real estate, net	42,910,636	29,092,063
Cash and cash equivalents	1,260,174	666,714
Rents, other receivables and prepaid expenses	97,768	125,162
Deferred financing, net	1,478,738	1,102,802
TOTAL ASSETS	$45,747,316	$30,986,741

LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgage payable	$35,943,829	$23,400,000
Note payable	3,479,477	2,778,389
Accounts payable and accrued liabilities	464,113	219,882
Total liabilities	39,887,419	26,398,271

Minority interest	6,180,237	4,492,039

Stockholders' equity
Preferred stock, $0.01 par value, 50,000,000 shares
authorized; none issued and outstanding
Common stock, $0.01 par value, 249,999,000 shares
authorized; 44,700 shares issued and outstanding	447	372
Nonvoting convertible stock, $0.01 par value per share;
1,000 shares authorized, issued and outstanding	10	10
Additional paid-in-capital, net of costs	411,406	336,481
Deferred compensation - incentive shares	(195,000)	(120,000)
Cumulative distributions and net losses	(537,203)	(120,432)
Total stockholders' equity	(320,340)	96,431
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$45,747,316	$30,986,741

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2010 (Unaudited)

Revenues
Rental revenue	$902,098
Tenant reimbursements and other income	51,162
Total Revenues	953,260

Expenses
Property Operating Expenses	283,492
Property taxes and insurance	114,413
Management Fees	67,033
General and Administrative	26,809
Depreciation and amortization	491,325
Total expenses	983,072

Operating income	(29,812)

Interest expense	386,959

Loss before minority interest allocation	(416,771)

Loss allocated to minority interests	210,532

Net loss	$(206,239)

Basic and diluted loss per share	$(5.34)

Weighted average number of shares outstanding	38,617

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009 and the Three Months Ended March 31, 2010 (Unaudited)

	Convertible Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Deferred Compensation - Incentive Shares	Cumulative Distributions	Net Loss (Income)	Total Stockholders' Equity
Balance, January 1, 2009	1,000	10	22,200	222	200,768	$-	-	-	201,000

Issuance of restricted stock, net			15,000	150	149,850	(120,000)			30,000
Deferred offering costs					(14,137)				(14,137)
Net Loss								(120,432)	(120,432)
Balance, December 31, 2009	1,000	$10	37,200	$372	$336,481	$(120,000)	$-	$(120,432)	$96,431

Issuance of restricted stock, net			7,500	$75	74,925	(75,000)			-
Net loss								(416,771)	(416,771)
									-
Balance, March 31, 2010	1,000	10	44,700	447	411,406	$(195,000)	-	(537,203)	(320,340)

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2010 (Unaudited)

Cash flows from operating activities
Net loss		$ (206,239)
Minority interest in net loss of consolidated entity	(210,532)
Depreciation and amortization	491,325
Decrease in receivables	27,394
Increase in deferred financing	(393,450)
Increase in accounts payable	244,231
Net cash flow from operations		(47,271)

Cash Flows from Investing Activities
Purchase of real estate	(14,292,384)
Net Cash Flows from Investing Activities		(14,292,384)

Cash Flows from Financing Activities
Proceeds from mortgages	12,543,829
Proceeds from notes payable	701,088
Minority interest contributions	1,688,198
Net Cash Flows from Financing Activities		14,933,115

Net change in cash and cash equivalents		593,460

Cash and cash equivalents at beginning of year		666,714

Cash and cash equivalents at end of year		$ 1,260,174

Supplemental Disclosure of Cash Flow Information:
Interest Paid		$ 217,061

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010 (unaudited)

1. ORGANIZATION AND NATURE OF BUSINESS

Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) was incorporated on July 25, 2008 under the laws of the state of Maryland. If we meet the qualification requirements, we intend to elect to be treated as a real estate investment trust or REIT for Federal income tax purposes. We were incorporated to raise capital and acquire a diverse portfolio of residential real estate assets.  Our day-to-day operations are managed by Bluerock Enhanced Multifamily Advisor, LLC, or our advisor, under an advisory agreement.  The current term of the advisory agreement ends October 14, 2010 and is subject to renewals by our board of directors for an unlimited number of successive one-year periods.  Our advisor is affiliated with us in that we and our advisor have common ownership and management.  The use of the words “we,” “us” or “our” refers to Bluerock Enhanced Multifamily Trust, Inc. and its subsidiary Bluerock Enhanced Multifamily Holdings, L.P., or our operating partnership, except where the context otherwise requires.

On August 22, 2008, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers (our “Initial Public Offering”).  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share. The SEC declared our registration statement effective on October 15, 2009 and we have retained Select Capital Corporation to serve as the dealer manager of the offering.  The dealer manager is responsible for marketing our shares in the ongoing Initial Public Offering.  Until receipt and acceptance of subscriptions aggregating at least $2,500,000, all subscription proceeds will be placed in an interest-bearing escrow account with UMB Bank, N.A., as escrow agent. As of May 7, 2010, we have not yet satisfied the conditions of this escrow.
We intend to use substantially all of the net proceeds from the ongoing initial public offering to invest in a diverse portfolio of real estate and real estate-related assets.  As of May 7, 2010, we own, through joint venture partnerships, three multifamily real estate properties discussed in detail in Note 4 (Investments in Real Estate) and Note 9 (Subsequent Events).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

We intend to operate in an umbrella partnership REIT structure in which our wholly owned subsidiary, Bluerock Enhanced Multifamily Holdings, L.P., a Delaware limited partnership, or wholly owned subsidiaries of our operating partnership, will own substantially all of the properties acquired on our behalf.

Effective September 15, 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Statement made the FASB Accounting Standards Codification (the “ASC”) the single source of U.S. Generally Accepted Accounting Principles (“GAAP”) used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws.  We have prepared our consolidated financial statements in conformity with the ASC using the plain English approach encouraged by the FASB in the FASB Accounting Standards Codification Notice to Constituents (v.3.0) release.
Because we are the sole general partner of our operating partnership and have unilateral control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated in our company’s consolidated financial statements. All significant intercompany accounts and transactions will be eliminated in consolidation.  The Company will consider future majority owned and controlled joint ventures for consolidation in accordance with the provisions required by the Consolidation Topic of the FASB ASC.

Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, have been condensed or omitted in accordance with such rules and regulations, although management believes the disclosures are adequate to prevent the information presented from being misleading.  In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included.  Operating results for the three months ended March 31, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The balance sheet at December 31, 2009, has been derived from the audited financial statements at that date, but does not include all of the information and disclosures required by GAAP for complete financial statements.  For further information refer to the financial statements and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2009 contained in the Company’s 2009 Annual Report on Form 10-K filed with the SEC on March 31, 2010.

Revenue Recognition

The Company will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease, and amounts expected to be received in later years will be recorded as deferred rents. The Company will record expense reimbursements due from tenants for utilities in the period the related expenses are incurred.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.  There are no restrictions on the use of the Company’s cash as of March 31, 2010.

Real Estate Assets

Depreciation

Real estate costs related to the acquisition, development, construction, and improvement of properties will be capitalized. Repair and maintenance costs will be charged to expense as incurred and significant replacements and improvements will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings                                                            25-40 years
Building improvements                                    10-25 years
Land improvements                                          20-25 years
Tenant improvements                                     Shorter of lease term or expected useful life
Tenant origination and absorption costs       Remaining term of related lease

Real Estate Purchase Price Allocation

Real estate, consisting of land, buildings and improvements, is recorded at cost.  The Company allocates the cost of an acquisition to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with the Consolidation Topic of the FASB ASC.

We will record above-market and below-market in-place leases values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.  We will amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease.  Upon termination of a lease, the unamortized portion of the above-market or below-market lease intangible associated with the vacating tenant’s lease would be charged to rental income in that period
Impairment of Real Estate Assets

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company will assess the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset as required by the provisions of the Impairment or Disposal of Long Lived Assets Topic of the FASB ASC.

Real Estate Loans Receivable

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan receivable to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, the Company would record a reserve for loan losses through a charge to income for any shortfall

Rents and Other Receivables

The Company will periodically evaluate the collectability of amounts due from tenants and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. The Company will maintain an allowance for deferred rent receivable that arises from the straight-lining of rents. The Company will exercise judgment in establishing these allowances and consider payment history and current credit status of its tenants in developing these estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of the Equity Topic of the FASB ASC. This topic established a fair value based method of accounting for stock-based compensation and requires the fair value of stock-based compensation awards to amortize as an expense over the vesting period and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes.  Stock-based compensation awards are valued at the fair value on the date of grant and amortized as an expense over the vesting period.  During the three months ended March 31, 2010 2,500 shares were of stock were awarded to each of the three independent directors after their reelection to the board during the 2010 annual meeting of shareholders held March 15, 2010.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and the dealer manager fee) of the Company are initially being paid by the advisor, the dealer manager or their affiliates on behalf of the Company. These other organization and offering costs include all expenses to be paid by the Company in connection with the Company’s ongoing public offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder and transfer agent; (iii) charges of the advisor for administrative services related to the issuance of shares in the offering; (iv) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (v) reimbursement to the advisor for costs in connection with preparing supplemental sales materials; (vi) the cost of bona fide training and education meetings held by the Company (primarily the travel, meal and lodging costs of registered representatives of broker-dealers); (vii) reimbursement to the dealer manager for attendance and sponsorship fees and cost reimbursements for employees of the dealer manager to attend retail seminars conducted by broker-dealers; and (viii) in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of the shares in the offering and the ownership of the shares by such broker-dealers’ customers. Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company will be obligated to reimburse the advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the advisor would be obligated to reimburse the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs incurred by the Company in the offering exceed 15% of gross offering proceeds

In the event the minimum number of shares of the Company’s common stock is not sold to the public, the Company will terminate the offering and will have no obligation to reimburse the advisor, the dealer manager or their affiliates for any organization and offering costs. As of March 31, 2010, the advisor has incurred on behalf of the Company organization and offering costs of approximately $3,370,000. These costs are not recorded in the consolidated financial statements of the Company as of March 31, 2010 because such costs are not a liability of the Company until the minimum number of shares of the Company’s common stock is issued, and such costs will only become a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering. When recorded by the Company, organization costs will be expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the advisor, the dealer manager or their affiliates from the gross proceeds of the offering.

Independent Director Compensation

The Company will pay each of its independent directors an annual retainer of $25,000. In addition, the independent directors will be paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended, (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended.  All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. In addition 5,000 shares of restricted stock were granted upon election to the board and 2,500 shares of restricted stock will be granted annually upon re-election to the board. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the advisor discussed in Note 6, “Related Party Transactions.”

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such commencing with the taxable year in which the Company satisfies the minimum offering requirements.  The Company expects to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Per Share Data

Loss per basic share of common stock is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during such period. Diluted loss per share of common stock equals basic loss per share of common stock as there were no potentially dilutive shares of common stock for the three months ended March 31, 2010.

3.  RECENT ACQUISITIONS OF REAL ESTATE

During the three months ended March 31, 2010, the Company acquired the following property:

Property Name Location of Property	Acquisition Date	Land	Building and Improvements	Total Purchase Price
The Reserve at Creekside (1) Chattanooga, TN	03/31/2010	$2,350,000	$11,900,000	$14,250,000
(1)	As of March 31, 2010, the purchase price allocation is preliminary and pending the receipt of information necessary to complete the valuation of certain tangible and intangible assets and liabilities.

4.  INVESTMENTS IN REAL ESTATE

As of March 31, 2010, our portfolio consists of two properties held through consolidated joint ventures.  The following table provides summary information regarding our investments.

				Gross amount at which carried at close of period
Property Name	Location	Ownership %	Encumbrances	Land	Building and improvements	Total	Accumulated depreciation	Year of constuction	Date acquired

Springhouse at Newport News	Newport News, VA	37.5%	$23,400,000	$5,616,000	$23,634,000	$29,250,000	$157,937	1986	12/3/2009

The Reserve at Creekside Village	Chattanooga, TN	22.7%	12,500,000	2,350,000	11,900,000	14,250,000			3/31/2010

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5.  MORTGAGES AND NOTES PAYABLE

Note Payable

In connection with our investment in the Springhouse joint venture, on December 3, 2009, BEMT Springhouse LLC, a wholly owned subsidiary of our operating partnership (“BEMT Springhouse”), borrowed $3.2 million (the “BEMT Co-Investor Loan”) from Bluerock Special Opportunity + Income Fund, LLC (“BEMT Co-Investor”), an affiliate of our advisor. The BEMT Co-Investor Loan has a six-month term, maturing June 3, 2010, and may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. As of March 1, 2010, the interest rate on the BEMT Co-Investor Loan was 7.00%. Interest on the loan will be paid on a current basis from cash flow distributed to us from BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”). The BEMT Co-Investor Loan is secured by a pledge of our indirect membership interest in BEMT Springhouse and a pledge of BEMT Springhouse’s membership interest in the Springhouse Managing Member JV Entity.

In connection with the Company’s investment in the Creekside joint venture, on March 31, 2010, BEMT Creekside LLC, a wholly owned subsidiary of our operating partnership (“BEMT Creekside”) entered into a loan agreement with Bluerock Special Opportunity + Income Fund II, LLC (“BEMT Co-Investor II”) pursuant to which it was authorized to borrow up to $1.1 million (the “BEMT Co-Investor II Creekside Loan”), with respect to which BEMT Co-Investor II has advanced $541,932 in connection with closing.  The BEMT Co-Investor II Creekside Loan has a six-month term, maturing September 30, 2010, and may be prepaid without penalty.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. As of March 1, 2010, the interest rate on the BEMT Co-Investor II Creekside Loan was 7.00%.  Interest on the loan will be paid on a current basis from cash flow distributed to the Company from BR Creekside Managing Member, LLC

(the “Creekside Managing Member JV Entity”). The BEMT Co-Investor II Creekside Loan is secured by a pledge of the Company’s membership interest in BEMT Creekside and a pledge of BEMT Creekside’s membership interest in the Creekside Managing Member JV Entity.

We expect to repay the both notes upon maturity with the proceeds to be raised from our Initial Public Offering.  If we are unable to repay the principal amount upon maturity, we will seek to extend the loans or refinance.  If we cannot repay or refinance the notes, then we will lose our interest in the joint ventures.

Mortgage Payable

Springhouse

The acquisition of the Springhouse property by BR Hawthorne Springhouse JV, LLC (“Springhouse JV Entity”), a 75%-owned subsidiary of the Springhouse Managing Member JV Entity, was funded, in part, with a $23.4 million senior mortgage loan made to BR Springhouse, LLC (“BR Springhouse”), a wholly owned subsidiary of Springhouse JV Entity, by CW Capital LLC and subsequently sold to the Federal Home Loan Mortgage Corporation (Freddie Mac) (the “Senior Loan”), which Senior Loan is secured by the Springhouse property. The Senior Loan has a 10-year term, maturing on January 1, 2020. The effective interest rate on the loan is fixed at 5.66% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $134,221 based on a 30-year amortization schedule thereafter.

Prepayment terms of the Senior Loan depend on whether the loan is securitized on or before January 1, 2011. If the loan is securitized, then a two-year lockout period from the date of funding applies, with BR Springhouse having the right to defease after the lockout period up to the third month prior to the maturity date, after which the loan may be prepaid in full without penalty. If the Senior Loan is not securitized on or before January 1, 2011, then yield maintenance payments will be required to the extent prepaid before the sixth month prior to the maturity date. During the period from the sixth month prior to the maturity date to the third month prior to the maturity date, a prepayment premium of 1% of the loan amount will be required and thereafter the loan may be prepaid without penalty.

Creekside

The acquisition of the Creekside property was funded with $2.323 million of gross equity from BR Hawthorne Creekside JC, LLC (the “Creekside JV Entity”), and a $12.5 million senior mortgage HUD loan assumed by BR Creekside, LLC, a wholly owned subsidiary of the Creekside JV entity, from the seller (the “Creekside Senior Loan”), which Creekside Senior Loan is secured by the Creekside Property.  The Creekside Senior Loan at origination was $12.9 million and has a 40-year term, maturing on June 1, 2045. The effective interest rate on the loan is fixed at 6% per annum, with fixed interest-and principal payments of $71,374.81 due monthly based on a 40-year amortization schedule.

Prepayment of the Creekside Senior Loan is prohibited before July 1, 2010.  On or after July 1, 2010 until June 30, 2015 a prepayment premium equal to a percentage of the principal balance would be due.  The prepayment premium is 5% on July 1, 2010 and reduces by 1% every July 1 until July 1, 2015 when the Creekside Senior Loan can be prepaid without penalty.

R. Ramin Kamfar and James G. Babb, III, who are executive officers and members of the board of directors of the Company, and Edward Harrington, Samantha Davenport and Shoffner Allison, who are Hawthorne affiliates, have guaranteed all recourse liabilities of BR Springhouse under the Springhouse Senior Loan and BR Creekside under the Creekside Senior Loan, including environmental indemnities.

6.	RELATED-PARTY TRANSACTIONS
In connection with our investment in the Springhouse and Creekside properties, we entered into loan agreements with BEMT Co-Investor and BEMT Co-Investor II, the terms of which are described above in Note 5 (Mortgages and Notes Payable).

As of March 31, 2010, approximately $3,370,000 of organizational and offering costs have been incurred on the Company’s behalf. These costs are not recorded in its consolidated financial statements because such costs are not its liability until the subscriptions for the minimum number of shares are received and accepted by the Company. When recorded by the Company, organizational and offering costs will be expensed as incurred, and third-party offering costs will be deferred and charged to shareholders’ equity as such amounts are reimbursed to the advisor or its affiliates from the gross proceeds of the offering.

The advisor performs its duties and responsibilities as the Company’s fiduciary under an advisory agreement. The term of the current advisory agreement ends October 14, 2010, subject to renewals by the Company’s board of directors for an unlimited number of successive one-year periods. The advisor will conduct the Company’s operations and manage its portfolio of real estate and real estate-related investments under the terms of the advisory agreement.

Certain of the Company’s affiliates will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of its real estate investments

The Company will pay its advisor a monthly asset management fee for the services it provides pursuant to the advisory agreement. The asset management fee will be equal to one-twelfth of 1.0% of the higher of the cost or the value of each asset, where (A) cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset it acquires, including any debt attributable to the asset (including any debt encumbering the asset after acquisition), provided that, with respect to any properties the Company develops, constructs or improves, cost will include the amount expended by the Company for the development, construction or improvement, and (B) the value of an asset is the value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves; provided, however, that 50% of the advisor’s asset management fee will not be payable until stockholders have received distributions in an amount equal to at least a 6.0% per annum cumulative, non-compounded return on invested capital, at which time all such amounts will become immediately due and payable. For these purposes, “invested capital” means the original issue price paid for the shares of the Company’s common stock reduced by prior distributions identified as special distributions from the sale of its asset. The asset management fee will be based only on the portion of the cost or value attributable to the Company’s investment in an asset if the Company does not own all of an asset. The Company will also pay the advisor a financing fee equal to 1% of the amount available under any loan or line of credit made available to the Company. The advisor may re-allow some or all of this fee to reimburse third parties with whom it may subcontract to procure such financing.

The advisor will also receive 1.75% of the purchase price of a property or investment for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of that property or investment. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for joint venture investments will equal the product of (1) the purchase price of the underlying property and (2) the Company’s ownership percentage in the joint venture. The Company will pay the advisor an origination fee in lieu of an acquisition fee for services in connection with the investigation, selection, sourcing, due diligence, and acquisition of mortgage, subordinated, bridge or other loans of 1.75% of the principal amount of the borrower’s loan obligation or of the purchase price of any loan the Company purchases including third- party expenses.

In addition, to the extent the advisor provides a substantial amount of services in connection with the disposition of one or more of the Company’s properties or investments (except for securities that are traded on a national securities exchange), the advisor will receive fees equal to the lesser of (A) 1.5% of the sales price of each property or other investment sold or (B) 50% of the selling commission that would have been paid to a third-party broker in connection with such a disposition. In no event may disposition fees paid to the advisor or its affiliates and unaffiliated third parties exceed in the aggregate 6% of the contract sales price

In addition to the fees payable to the advisor, the Company will reimburse the advisor for all reasonable and incurred expenses in connection with services provided to the Company, subject to the limitation that the Company will not reimburse any amount that would cause its total operating expenses at the end of four preceding fiscal quarters to exceed the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income determined (1) without  reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of the Company’s assets for the period unless a majority of its independent directors has determined such expenses were justified based on unusual and non-recurring factors. The Company will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition, origination or disposition fees.

The Company has issued 1,000 shares of convertible stock, par value $0.01 per share to its advisor. The convertible stock will convert to shares of common stock if and when: (A) the Company has made total distributions on the then outstanding shares of its common stock equal to the original issue price of those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares or (B) subject to specified conditions, the Company lists its common stock for trading on a national securities exchange. A “listing” will be deemed to have occurred on the effective date of any merger of the Company in which the consideration received by the holders of the Company’s common stock is the securities of another issuer that are listed on a national securities exchange. Upon conversion, each share of convertible stock will convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” (as defined in its charter) plus the aggregate value of distributions paid to date on the outstanding shares of its common stock over the (2) aggregate purchase price paid by the stockholders for those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock, in each case calculated as of the date of the conversion. In the event an event triggering the conversion occurs after the advisory agreement with the advisor is not renewed or terminates (other than because of a material breach by the advisor), the number of shares of common stock the advisor will receive upon conversion will be prorated to account for the period of time the advisory agreement was in force.

The Company will pay Bluerock REIT Property Management, LLC, a wholly owned subsidiary of the advisor, a property management fee equal to 4% of the monthly gross income from any properties it manages. Alternatively, the Company may contract property management services for certain properties directly to non-affiliated third parties, in which event the Company will pay the advisor an oversight fee equal to 1% of monthly gross revenues of such properties.

All of the Company’s executive officers and some of its directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the advisor and other Bluerock-affiliated entities as well as executive officers and directors of the Company.  As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the advisor or its affiliates will face are: 1) the determination of whether an investment opportunity should be recommended to the Company or another Bluerock-sponsored program or Bluerock-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other Bluerock-sponsored programs and Bluerock-advised investors, and the activities in which they are involved; 3) the fees received by the advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments regardless of the quality of the asset acquired or the service provided the Company; and 4) the fees received by the advisor  and its affiliates in connection with the Company’s public offering of equity securities.

7. STOCKHOLDERS’ EQUITY
CCommon Stock

The Company is offering and selling to the public up to 100,000,000 million shares of its $.01 par value common stock for $10.00 per share, with discounts available for certain categories of purchasers. The Company is also offering up to 30,000,000 shares of its $.01 par value common stock to be issued pursuant to its distribution reinvestment plan at $9.50 per share.

Convertible Stock

The Company has issued to its advisor 1,000 shares of its convertible stock for an aggregate purchase price of $1,000. Upon certain conditions, the convertible stock will convert to shares of common stock with a value equal to 15% of the excess of (i) the Company’s enterprise value (as defined in its charter) plus the aggregate value of distributions paid to stockholders over (ii) the aggregate purchase price paid by stockholders for the Company’s shares plus a 8% cumulative, non-compounded, annual return on the original issue price paid for those outstanding shares.

Share Repurchase Plan

The Company’s board of directors has approved a share repurchase plan. The share repurchase plan allows for share repurchases by the Company when certain criteria are met.

Stock-based Compensation for Independent Directors

The Company’s independent directors received an automatic grant of 5,000 shares of restricted stock on the effective date of the public offering and will receive an automatic grant of 2,500 shares of restricted stock when such directors are reelected at each annual meeting of the Company’s stockholders thereafter. Each person who thereafter is elected or appointed as an independent director will receive an automatic grant of 5,000 shares of restricted stock on the date such person is first elected as an independent director and an automatic grant of 2,500 shares of restricted stock when such director is reelected at each annual meeting of the Company’s stockholders thereafter. To the extent allowed by applicable law, the independent directors will not be required to pay any purchase price for these grants of restricted stock. The restricted stock will vest 20% at the time of the grant and 20% on each anniversary thereafter over four years from the date of the grant. All restricted stock may receive distributions, whether vested or unvested. The value of the restricted stock to be granted is not determinable until the date of grant. As of March 31, 2010 7,500 shares of restricted stock has been granted to each of the three independent directors.

8.  ECONOMIC DEPENDENCY

The Company is dependent on the advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

9.  SUBSEQUENT EVENTS

Pursuant to the Subsequent Events Topic of FASB ASC, we have reviewed all subsequent events and transactions that occurred after our March 31, 2010 unaudited consolidated balance sheet date through the time of filing the quarterly report on Form 10-Q on May 17, 2010.

On April 9, 2010, through a wholly owned subsidiary, the Company completed an investment in a joint venture along with BEMT Co-Investor, BEMT Co-Investor II, both of which are affiliates of the Company’s sponsor, and Bell Partners, Inc. (“Bell”), an unaffiliated entity, to acquire a 258-unit multifamily community known as The Apartments at Meadowmont (the “Meadowmont Property”), located in Chapel Hill, North Carolina from Meadowmont Apartments Associates, LLC, an unaffiliated entity.